March 30, 2006

By U.S. mail and facsimile to (262) 619-1999

Michael Michie
Chief Financial Officer
Pacific Sands, Inc.
1509 Rapids Drive
Racine, WI 53404

	RE:	Pacific Sands, Inc.
		Form 10-KSB for the fiscal year ended June 30, 2005
		Filed September 29, 2005

		Form 10-QSB for the quarter ended December 31, 2005
		File No. 0-29483

Dear Mr. Michie:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the year ended June 30, 2005

General
1. We note that you have not provided Item 8A disclosure regarding your disclosure controls and procedures. Please tell us why you believe this disclosure is not necessary and how you comply with the reporting requirements of Items 307 and 308(c) of Regulation S-B, as well as the Instructions to Form 10-KSB.

2.  We note your management certifications pursuant to Sections
302
and 906 of the Sarbanes-Oxley Act of 2002 at the end of your Form
10-
KSB for the fiscal year ended June 30, 2005 and each of your subsequent Form 10-QSBs. We have the following comments:
* Please note the correct Rule to be referenced in the fourth point
in each of the Section 302 certifications are Exchange Act Rules
13a-
15(e) and 15d-15(e).
* We note subpoint b to the fourth point on each of your Section
302
certifications states that the certifying officers evaluated the effectiveness of disclosure controls and procedures within 90 days prior to the filing date of the report. Note that, when this evaluation is performed in the future, it must be performed as of the end of the period.
* We note subpoint c to the fourth point on each of the Section
302
certifications provided in your Form 10-KSB, which states that you have presented in the annual report your conclusions about the effectiveness of the disclosure controls and procedures based on your evaluation as of the evaluation date. As noted in comment 1 above, this does not appear to be included in your Form 10-KSB.
* We note the sixth point on each of the Section 302 certifications, which states that you have indicated in the annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of your most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. As noted in comment 1 above, this does not appear to be included in your Form 10-KSB.
* For the Form 10-KSB, please be advised that you must also include a
Section 906 certification signed by your Chief Financial Officer.
* For each of your subsequent Form 10-QSBs, please be advised that you must also include a Section 906 certification signed by your Chief Executive Officer.
             Please refer to SEC Release No. 33-8238 available at www.sec.gov.




Management`s Discussion and Analysis, page 9

3. We note you have not included certain required disclosures that normally are located within MD&A, including the following:
* a discussion of any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity;
* a description of your internal and external sources of liquidity, including any off-balance sheet arrangements;
* an explanation of your critical accounting policies, including the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.
In future filings, please expand this section in your filing to address the above items. Refer to Release No. 33-8350:
Interpretation - Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements

11. Contingencies, page F13

4. We note your discussion of the accounts receivable from a major customer invoiced on October 2001 and January 2002. It appears that you have been slowly writing down this receivable over the past several years and the collectibility of the remaining receivable that is recorded is doubtful. We further note that you have a remaining receivable recorded of $23,572 from this customer at December 31, 2005. Tell us how you determined this amount is collectible and a reserve for this doubtful account is not necessary.

Form 10-QSB for the period ended December 31, 2005

Item 3. Controls and Procedures

5. You state that there were no changes in your internal controls or in other factors that could materially affect or are reasonably likely to materially affect, your internal controls subsequent to the date of the most recent evaluation. In future filings, revise to state, if true, that there were no changes that occurred during your last fiscal quarter. Refer to Item 308(c) of Regulation S-B.





*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
Melissa Rocha, Senior Staff Accountant at (202) 551-3854 or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Nili Shah
								Branch Chief
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Mr. Michael Michie
Pacific Sands, Inc.
March 30, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE